UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hubbell Incorporated

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

443510102

(CUSIP Number)

James L. Kronenberg

Bessemer Trust Company, N.A., Trustee

630 Fifth Avenue

New York, NY 10111

212-708-9311

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 23, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510102

1	Name of reporting person Bessemer Trust Company, N.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,488,460
	8	Shared voting power 0
	9	Sole dispositive power 3,488,460
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,488,460
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 48.7%
14	Type of reporting person (see instructions) BK

The following constitutes Amendment No. 1 to the Statement on Schedule 13D (“Schedule 13D”) filed with the Securities and Exchange Commission on June 16, 2014 by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

On June 6, 2014, BTNA became trustee of the Trusts, pursuant to settlement of litigation between the former trustees and one of the beneficiaries of the Trusts. As part of that settlement agreement, the parties agreed to appoint BTNA as a successor trustee to the Trusts. The Trusts currently hold an aggregate of 3,488,460 shares of the Issuer’s Class A Common Stock.

On August 23, 2015, BTNA, in its capacity as trustee of the Trusts, entered into a reclassification agreement with the Issuer (the “Reclassification Agreement”). Subject to certain terms and conditions, the Reclassification Agreement requires the board of directors of the Issuer to recommend that the shareholders of the Issuer approve an amendment and restatement of the Issuer’s certificate of incorporation (the “Proposed Amendments”) and, as described below, requires BTNA to support the proposed reclassification. Upon and at the time of the effectiveness of the Proposed Amendments (the “Effective Time”):

•	Each holder of the Class A Common Stock will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock held; and

•	Each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time will be reclassified into one (1) share of common stock of the Issuer, par value $0.01 per share, authorized by the Proposed Amendments and having one (1) vote per share upon all matters brought before any meeting of the shareholders (the “Common Stock”) and would continue in existence as an issued and outstanding share of Common Stock.

After the Effective Time, it is expected that the Proposed Amendments will result in the Trusts receiving a total cash payment of $97,676,880 in respect of its shares of Class A Common Stock, and holding 3,488,460 shares of the Common Stock. Assuming that the number of shares of Common Stock that will be issued and outstanding at the closing of the proposed reclassification is equal to the number of Class A Common Stock and Class B Common Stock issued and outstanding (as disclosed by the Issuer in the Reclassification Agreement), then the Trusts will hold approximately 6.0% of all the issued and outstanding Common Stock after the Effective Time. Separately, the Issuer has also agreed to pay (or reimburse BTNA for amounts already paid) the documented out-of-pocket fees and expenses of BTNA’s financial and legal advisors incurred in connection with the consummation of the reclassification, up to a maximum amount of $4,000,000, promptly following the closing of the reclassification or specified events of termination.

The Issuer has agreed to call and hold a meeting of shareholders as promptly as practicable for the purpose of seeking the necessary approvals of the Issuer’s shareholders (the “Shareholders’ Meeting”). Subject to certain limitations that include BTNA’s right to terminate the Reclassification Agreement due to an alternative takeover proposal for the Issuer as required by its fiduciary duties to the beneficiaries of the Trusts, BTNA has undertaken to support the approval of the Proposed Amendments at the Shareholders’ Meeting and to refrain from taking certain actions that could be inconsistent with obtaining shareholder approval for the Proposed Amendments. To that end, until the closing of the proposed reclassification contemplated by the Reclassification Agreement or the termination of the Reclassification Agreement, BTNA has agreed to vote, on behalf of the Trusts, (i) in support of the Proposed Amendments at the Shareholders’ Meeting and (ii) to oppose any action, agreement or transaction involving the Issuer that would materially impair the consummation of the proposed reclassification contemplated by the Reclassification Agreement

As an additional measure of support for the Proposed Amendments, BTNA has agreed, until the earlier of the Closing or the termination of the Reclassification Agreement, not to solicit or propose certain types of transactions, including, but not limited to, the sale of the Class A Common Stock held by the Trusts or an unsolicited takeover of the Issuer.

Subject to the right of BTNA to terminate the Reclassification Agreement in certain specified circumstances, BTNA also agreed to certain standstill limitations and obligations (the “Standstill”) that would continue until the second anniversary of the closing of the proposed reclassification contemplated by the Reclassification Agreement. Pursuant to the Standstill, BTNA may not, among other actions specified in the Reclassification Agreement:

•	other than the Class A Common Stock already held by the Trusts and subject to an exception for certain hedging transactions, acquire or beneficially own any shares of Class A Common Stock, Class B Common Stock or other equity securities of the Issuer (including, from and after the closing, any shares of Common Stock) or any options, warrants, swaps, forward contracts or other derivative instruments with respect thereto (each, “Issuer Securities”);

•	make, or in any way participate in, directly or indirectly, any “solicitation” (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, including any otherwise exempt solicitation pursuant to Rule 14a-2(b) under the Securities Exchange Act of 1934) to vote or refrain from voting any Issuer Securities;

•	make any director nomination or shareholder proposal with respect to the Issuer;

•	act, whether alone or with others, to propose or seek to propose any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Issuer, or solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to such transactions;

•	deposit any Issuer Securities in a voting trust or similar arrangement or enter into or subject any Issuer Securities to any voting agreement or similar arrangement;

•	act as a financing source for, or facilitate any financing by, any other person(s) in connection with any of the foregoing; or

•	form or join a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with any person(s) in connection with the taking of any action set forth in the Standstill, or act together with or knowingly encourage any person or group in taking any such actions.

Subject to BTNA’s obligation before the closing of the proposed reclassification to vote in favor of the Proposed Amendments and against any actions inconsistent with the reclassification, the Standstill does not restrict BTNA or the Trusts from voting for or against, granting proxies, written consents or ballots in relation to, tendering into or abstaining from taking any action in connection with transactions, proposals or other matters initiated and coordinated by other persons unaffiliated with BTNA and the Trusts and acting independently of, and not in conjunction with or at the behest or instigation of, BTNA and the Trusts.

The Reclassification Agreement includes certain termination rights, including the right of either party to terminate, subject to certain exceptions, if (i) shareholder approvals required by the Connecticut Business Corporation Act are not obtained, (ii) if any legal restraint will have been issued or come into effect and such legal restraint has become final and non-appealable or (iii) if the closing does not occur on or prior to August 23, 2016.

The Standstill limitations imposed on BTNA will, however, survive the termination of the Reclassification Agreement in certain circumstances. For instance, the Standstill will survive until one year after the termination of the Reclassification Agreement if there is a termination due to (i) the failure to obtain the necessary shareholder approvals or (ii) the imposition of a legal restraint that has become final and non-appeallable.

Additionally, either the Issuer or BTNA may terminate the Reclassification Agreement if there is a takeover proposal for the Issuer that satisfies certain requirements, including, but not limited to:

•	The proposal is fully financed or accompanied by customary debt and equity commitments;

•	The offer is reasonably capable of being completed on the terms proposed; and

•	The transaction offers the same consideration to the holders of the Class A Common Stock and the holders of the Class B Common Stock.

There are several more limitations on BTNA’s ability to exercise such a termination right. BTNA may not exercise its termination right for such takeover proposals for the Issuer if BTNA solicited the proposal or if BTNA has breached its no solicitation or Standstill obligations under the Reclassification Agreement. The Issuer also has matching rights with respect to any such competing takeover proposal that may be exercised during consecutive five business day periods. Another requirement is that BTNA must make a determination that it would result in a breach of its fiduciary duties to the beneficiaries of either or both Trusts under applicable law not to terminate the Reclassification Agreement in order to support the competing takeover proposal.

In furtherance of its support obligations and pursuant to the Reclassification Agreement, BTNA has also executed and delivered to the Issuer an Irrevocable Proxy, dated August 23, 2015, on behalf of the Trusts (the “Irrevocable Proxy”) that will survive until the closing of the proposed reclassification contemplated by the Reclassification Agreement, or until the Irrevocable Proxy terminates automatically in accordance with its own terms.

The descriptions of the Reclassification Agreement and the Irrevocable Proxy set forth above do not purport to be complete and are qualified in their entirety by the full text of the Reclassification Agreement and Irrevocable Proxy, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

As of the date hereof, other than as described above, BTNA, in its capacity as trustee of the Trusts, does not have any current plans or proposals that relate to or would result in any of the transactions, matters, or effects described in Items 4(a) through 4(j) of Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit 99.1	Reclassification Agreement, dated August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A., in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust.

Exhibit 99.2	Irrevocable Proxy, made and entered into as of August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A., in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: August 24, 2015

Bessemer Trust Company, N.A.

By:	/s/ James L. Kronenberg
	Name:	James L. Kronenberg
	Title:	Chief Fiduciary Counsel